

September 10, 2014

<u>Via E-Mail</u>
Mr. Steven P. Rasche
Executive Vice President and Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street, Suite 1301
St. Louis, MO 63101

> **Re: The Laclede Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2014**
> **File No. 001-16681**
> **Laclede Gas Company**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2014**
> **File No. 001-01822**
> **Alabama Gas Corporation**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2014**
> **File No. 002-38960**

Dear Mr. Rasche:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief

cc: Sondra S. Brown, Vice President and Controller
        The Laclede Group, Inc.